Exhibit 99.3

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Results of voting at 2011 annual general meetings of Rio Tinto plc and Rio Tinto Limited
5 May 2011
The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 14 April 2011 and 5 May 2011 respectively. With the exception of resolution 15, all resolutions were passed by poll and the results are set out below.
Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 17 contained in the notice of meeting for both Rio Tinto plc and Rio Tinto Limited fall into this category. Resolutions 18 to 22 of the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only and resolution 18 of the Rio Tinto Limited notice of meeting was put to Rio Tinto Limited shareholders only.
The following resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were subject to the joint electoral procedure and the aggregate results of the joint polls were as follows:

			% of votes		% of votes
		For	cast	Against	cast
1	Receipt of reports and financial statements	1,276,548,519	99.68%	4,068,888	0.32%

2	Approval of the Remuneration report	934,079,835	74.38%	321,786,507	25.62%

3	To re-elect Tom Albanese as a director	1,283,888,024	99.75%	3,226,262	0.25%

4	To re-elect Robert Brown as a director	1,288,172,168	99.81%	2,401,797	0.19%

5	To re-elect Vivienne Cox as a director	1,287,985,751	99.80%	2,598,831	0.20%

6	To re-elect Jan du Plessis as a director	1,285,856,291	99.57%	5,545,645	0.43%

7	To re-elect Guy Elliott as a director	1,287,217,457	99.68%	4,135,713	0.32%

8	To re-elect Michael Fitzpatrick as a director	1,283,756,274	99.69%	4,001,163	0.31%
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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			% of votes		% of votes
		For	cast	Against	cast
9	To re-elect Ann Godbehere as a director	1,287,369,500	99.81%	2,478,586	0.19%

10	To re-elect Richard Goodmanson as a director	1,287,777,065	99.73%	3,524,659	0.27%

11	To re-elect Andrew Gould as a director	1,240,046,214	96.03%	51,268,368	3.97%

12	To re-elect Lord Kerr as a director	1,287,956,885	99.74%	3,336,479	0.26%

13	To re-elect Paul Tellier as a director	1,287,354,881	99.69%	3,949,638	0.31%

14	To re-elect Sam Walsh as a director	1,284,368,315	99.45%	7,072,445	0.55%

15	To elect Stephen Mayne as a director	39,224,053	3.04%	1,250,735,357	96.96%

16	Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration	1,272,066,963	99.26%	9,447,899	0.74%

17	Amendments to the Rules of the Performance Share Plan	1,223,376,463	95.89%	52,457,444	4.11%
The poll results for Rio Tinto plc only resolutions of the meeting held on 14 April 2011

			% of votes		% of votes
		For	cast	Against	cast
18	Renewal of and amendments to the Share Ownership Plan	1,057,913,035	99.28%	7,711,836	0.72%

19	General authority to allot shares	1,016,281,121	95.11%	52,223,913	4.89%

20	Disapplication of pre-emption rights	1,041,627,673	97.63%	25,336,152	2.37%

21	Authority to purchase Rio Tinto plc shares	1,049,222,792	98.17%	19,602,997	1.83%

22	Notice period for general meetings other than annual general meetings	991,241,660	92.93%	75,437,208	7.07%

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The poll results for Rio Tinto Limited only resolutions of the meeting held on 5 May 2011

			% of votes		% of votes
		For	cast	Against	cast
18	Renewal of off-market and on-market share buyback authorities	221,431,011	99.71%	639,479	0.29%
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
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Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
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Tony Shaffer	David Ovington
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Christina Mills
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Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
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Website:	www.riotinto.com
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